EXHIBIT 2

05.09.08 EMPLOYEE FAQ

Circuit City Associate FAQ

1.	What does “explore strategic alternatives” mean?

“Exploring strategic alternatives” is a term used in finance. It means that a company has begun a process to study the business options available that may enhance value for shareholders.

In our case, Circuit City’s board is exploring a wide range of alternatives, including a joint venture, strategic alliance, sale or merger, or simply the continued execution of our current business plan.

The board, together with its financial advisor, Goldman Sachs & Co., will evaluate all of Circuit City’s options and determine the course of action that best serves the interest of our company and our shareholders.

2.	Why has the company decided to explore strategic alternatives? Why now?

We believe that there is considerable value and opportunity in the Circuit City brand and business. While we think our turnaround plan is the best way to secure that value, it is our obligation to evaluate all of our potential opportunities. Conducting a strategic review empowers us to do just that, but in an orderly and comprehensive way.

3.	How long will this process take? When can we expect an announcement?

This process with not be an overnight one, so we appreciate your patience.

We are committed to keeping you informed as we can. Please keep in mind, however, that because we are engaged in this process, we are limited in the level of detail that we can provide, and must adhere to certain legal restrictions and confidentiality agreements.

Furthermore, our ability to gather the best information and make the best decision for Circuit City’s future could be impacted by releasing too much information before the board’s review has concluded. Therefore, the board does not intend to disclose developments with respect to the exploration of strategic alternatives unless and until they have approved a course of action.

Since this process doesn't impact our day-to-day operations, it will be “business as usual” around here.

4.	Who is likely to buy Circuit City?

We cannot speculate on what the outcome of the process will be. At this time, the board of directors has not determined to pursue any particular alternative.

As previously noted, Circuit City’s board is exploring a wide range of alternatives, including a joint venture, strategic alliance, sale or merger, or simply the continued execution of our current business plan.

5.	What is going on with Wattles Capital Management?

We announced this morning that we have reached a settlement agreement with Wattles Capital Management that will avert the potential proxy contest.

We are pleased that this matter has been resolved in a manner that serves the best interests of the company, our Associates and our shareholders.

Three of his nominees will stand for election at our 2008 Annual Meeting of Shareholders.

6.	What is the status of the Blockbuster proposal?

Circuit City has agreed to allow Blockbuster Inc., and its largest shareholder Carl Icahn, to conduct due diligence on Circuit City as part of our review of strategic alternatives.

As you may recall, Circuit City had previously raised some fundamental questions concerning Blockbuster’s ability to successfully finance its proposal to acquire Circuit City and secure the necessary shareholder approval. In response to our request, Blockbuster and Mr. Icahn have now provided answers to some of our questions, and therefore we are allowing them access to more information.

It’s important to recognize that our decision to allow Blockbuster and Mr. Icahn to conduct due diligence does not mean that the board has completed its review of the Blockbuster proposal, that the board has taken a position on the company’s value or that it has settled upon a particular strategic course of action.

7.	What is “due diligence”?

The process of investigation into the details of a potential investment (including the acquisition of one company by another), such as an examination of operations and assets and the verification of material facts.

8.	What does this mean for me?

As we move through the strategic alternatives process, it will continue to be “business as usual” at Circuit City. This announcement will have no effect on the day-to-day operations of our business, and does not change the work we all have to do to accomplish our turnaround.

The best course of action for all of us right now is to remain focused on continuing to execute on our goals and seeking ways to better serve our customer with the excellence that they have come to expect from us.

It is very important to recognize that at this time our board of directors has not determined to pursue any particular alternative.

9.	Does this announcement have any effect on my pay and benefits? What about my options?

At this time Circuit City’s board has not determined to pursue any particular alternative and as such there will be no effect on your pay or benefits. It is premature to speculate about the possible outcome of this process.

10.	Where can I get more information about this? What if I have additional questions?

If you have questions about today’s announcement, I encourage you to send them to [redacted - internal email address]. Any questions that we are able to answer publicly, we will add to this FAQ on ccity.com. While the information may not change, you can be assured it contains the most up-to-date information that we can share.

Please keep in mind, however, that because we are engaged in this ongoing review, we are limited in the level of detail that we can provide, and must adhere to certain legal restrictions and confidentiality agreements.

Please know that if it were possible or appropriate for us to offer additional information or detail at this time we would do so.

11.	What does this mean for our customers? Will service be impacted as a result of the announcement?

This announcement will have no effect on our day-to-day operations – we will continue to focus on providing the personal, superior service that our customers expect and deserve.

12.	What should I say if family and friends ask me about what’s happening at Circuit City?

Circuit City has begun a process to evaluate all business options to determine the most effective and efficient way to

	1.	capitalize on our strong brand and considerable assets,

	2.	continue to serve our customers,

	3.	adapt to the ongoing changes in our market and industry,

	4.	execute our strategy,

	5.	enhance value for our shareholders and

	6.	improve our operating results.

In the meantime it is “business as usual” at Circuit City, and we remain committed to achieving the goals of our turnaround plan.